

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Lei Wang
Chief Executive Officer
Guardforce AI Co., Ltd.
10 Anson Road, #28-01 International Plaza
Singapore 079903

> **Re: Guardforce AI Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-40848**

Dear Ms. Wang:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. Please make arrangements for your auditors to revise their audit report to reference:
   - International Financial Reporting Standards as issued by the International Accounting Standards Board and
   - the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation S-X.

   It also appears that in the sixth paragraph of the audit report that:
   - the reference to Note 1 should be to Note 2 and
   - the reference to negative cash flows from operating activities is inconsistent with your cash inflows from operating activities for each of the three years ended December 31, 2021 shown in your statements of cash flows on page F-9.

   Finally, it appears that the net loss for the year ended December 31, 2021 referenced in the eighth paragraph differs from the net loss presented in your statements of profit and loss on page F-6. Once your auditors have corrected all of these discrepancies in their report, please file an amended Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services